CARDIODX, INC.

600 Saginaw Drive

Redwood City, CA 94063

(650) 475-2788

December 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	John Reynolds
Tiffany Piland
David Link
Myra Moosariparambil
Craig Arakawa

Re:	CardioDx, Inc.
Withdrawal of (i) Registration Statement on Form S-1
(File No. 333-191698) and (ii) Registration Statement on
Form 8-A (File No. 001-36194)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CardioDx, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-191698), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was confidentially submitted to the Commission on July 24, 2013 and originally filed with the Commission on October 11, 2013.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Registrant requests that the Commission consent to the withdrawal of the Registrant’s registration statement on Form 8-A (File No. 001-36194), filed with the Commission on November 12, 2013 (the “Form 8-A”), with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Please send copies of the written order granting withdrawal of the Registration Statement and the Form 8-A to the undersigned at CardioDx, Inc., 600 Saginaw Drive, Redwood City, CA 94063, with a copy to the Company’s counsel, Cooley LLP, Attn: Mark B. Weeks, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155, facsimile number (650) 618-2034.

If you have any questions with respect to this matter, please contact Mark B. Weeks of Cooley LLP at (650) 843-5011.

Very truly yours,

CARDIODX, INC.

/s/ David L. Levison
David L. Levison
President and Chief Executive
Officer

cc:	Mark B. Weeks, Cooley LLP
David G. Peinsipp, Cooley LLP